[redacted]

09056119

DSTATES
CHANGECOMMISSION
n, D.C. 20549

SEC Mail Processing Section
MAR 02 2009
Washington, DC
105

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46626

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-08 (MM/DD/YY) AND ENDING 12-31-08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WFCG Securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2700 S. Southeast Blvd Suite 205
(No. and Street)

Spokane (City) WA (State) 99223 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James K Wilson 509-456-2526 ext 13
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McDirmid, Mikkelsen and Secrest
(Name – *if individual, state last, first, middle name*)

926 West Sprague Ave Spokane WA 99201
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/18

OATH OR AFFIRMATION

I, James K Wilson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WFCG Securities, Inc, as of 12-31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Michelle L Warner

Notary Public

MICHELLE L. WARNER NOTARY PUBLIC STATE OF WASHINGTON COMMISSION EXPIRES 6-09-10

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

W.F.C.G. SECURITIES, INC.

TABLE OF CONTENTS

McDIRMID, MIKKELSEN & SECREST, P.S.
Certified Public Accountants

James K. McDirmid
Chris D. Mikkelsen
Kenneth E. Secrest
William A. Simer
Andrew J. McDirmid
Marcie M. Harper
Keith A. Schmidt

926 W. Sprague, Suite 300
Spokane, WA 99201.4000
509.747.6154
FAX 509.838.0508
www.mmsps.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
W.F.C.G. Securities, Inc.
Spokane, Washington

We have audited the accompanying statement of financial condition of W.F.C.G. Securities, Inc. as of December 31, 2008 and 2007, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of W.F.C.G. Securities, Inc. as of December 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

McDirmid, Mikkelsen, & Secrest, P.S.

February 26, 2009
Spokane, Washington

W.F.C.G. SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2008 and 2007

ASSETS	**2008**	2007
Cash	**$ 62,055**	$ 38,409
Commissions receivable	**42,384**	15,346
Officer advance	**55,246**	48,432
Receivable from related party	**22,529**	22,554
Marketable securities owned	**49,293**	67,315
Property and equipment	**2,004**	3,340
	$ 233,511	$ 195,396

LIABILITIES AND STOCKHOLDER'S EQUITY		
Commissions payable	**$ 1,239**	$ 845
Accrued overhead payable	**2,500**	2,500
Federal income taxes payable	**9,749**	726
Business and payroll taxes payable	**1,324**	597
	14,812	4,668
Stockholder's equity:		
Common stock, $1 par value:		
Authorized, 100 shares;		
Issued and outstanding, 80 shares	**80**	80
Additional paid-in capital	**6,280**	6,280
Retained earnings	**212,339**	184,368
	218,699	190,728
	$ 233,511	$ 195,396

The accompanying notes are an integral part of the financial statements.

W.F.C.G. SECURITIES, INC.

STATEMENT OF INCOME

for the years ended December 31, 2008 and 2007

	2008	2007
Revenues:		
Commissions	**$ 203,199**	$ 200,488
Investment loss	**(20,770)**	(420)
Interest/dividend income	**4,253**	7,281
Other income		35,000
	186,682	242,349
Expenses:		
Officer's compensation and payroll taxes	**115,943**	186,995
Salaries and wages	**11,753**	5,016
Regulatory fees	**3,926**	4,732
Business taxes and licenses	**2,643**	3,006
Professional fees	**8,110**	6,395
Travel expenses		523
Office supplies	**645**	1,498
Promotion	**1,700**	8,537
Customer reimbursements	**2,906**	
Depreciation	**1,336**	2,227
	148,962	218,929
Income before federal income taxes	**37,720**	23,420
Federal income taxes	**9,749**	3,370
Net income	**$ 27,971**	$ 20,050

The accompanying notes are an integral part of the financial statements.

W.F.C.G. SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
for the years ended December 31, 2008 and 2007

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
Balances, January 1, 2007	80	$ 80	$ 6,280	$ 164,318	$ 170,678
Net income				20,050	20,050
Balances, December 31, 2007	80	80	6,280	184,368	190,728
Net income				27,971	27,971
Balances, December 31, 2008	**80**	**$ 80**	**$ 6,280**	**$ 212,339**	**$ 218,699**

The accompanying notes are an integral part of the financial statements.

W.F.C.G. SECURITIES, INC.

STATEMENT OF CASH FLOWS

for the years ended December 31, 2008 and 2007

	2008	2007
Cash flows from operating activities:		
Net income	**$ 27,971**	$ 20,050
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation	**1,336**	2,227
Change in assets and liabilities:		
Commissions receivable	**(27,038)**	(1,665)
Federal income tax receivable		3,370
Officer advance	**(6,814)**	(2,271)
Receivables from related party, net	**25**	(10,317)
Marketable securities owned, net	**18,022**	(4,491)
Commissions payable	**394**	845
Accrued overhead payable		2,500
Increase in federal income taxes payable	**9,023**	
Business and payroll taxes payable	**727**	(142)
Net cash provided by operating activities	**23,646**	10,106
Cash at beginning of year	**38,409**	28,303
Cash at end of year	**$ 62,055**	$ 38,409
Supplemental schedule of cash paid for:		
Income taxes	$ 726	

The accompanying notes are an integral part of the financial statements.

1. The Company and Significant Accounting Policies:

The Company was incorporated under the laws of the State of Washington on September 14, 1993 to operate as a broker/dealer engaging in mutual fund transactions. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company's office is located in Spokane, Washington.

The Company is engaged in various trading and brokerage activities with counterparties that primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Marketable securities that are owned by the Company are stated at market value. The resulting difference between cost and market value (or fair value) is included in income.

Property and equipment are recorded at cost. Depreciation is computed using the straight line and accelerated methods over estimated useful lives of the assets.

Commission revenue on mutual fund transactions is recorded on a trade date basis.

2. Segregated Cash:

The Company maintains a central registration depository (CRD) account which is used for fees charged to the Company by FINRA. At December 31, 2008 and 2007 there was $58 and $300, respectively in the segregated cash account. The amount is included in cash on the financial statements. There is no minimum balance required in this reserve account at December 31, 2008 and 2007.

Continued

3. **Property and Equipment:**

Property and equipment as of December 31, 2008 and 2007 is summarized as follows:

	2008	2007
Office equipment	**$24,221**	$24,221
Less accumulated depreciation	**22,217**	20,881
	$ 2,004	$ 3,340

4. **Net Capital Requirements:**

The Company is subject to the Securities and Exchange Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio will fluctuate on a daily basis. The Company had net capital of $90,331 and $91,892 at December 31, 2008 and 2007, respectively. The Company's net capital ratio was .16 to 1 and .05 to 1 at December 31, 2008 and 2007, respectively.

5. **Related Party Transactions:**

The Company has shared payroll expenses with Northern Capital Management, Inc., which is owned 100% by the stockholder of W.F.C.G. Securities, Inc. At December 31, 2008 and 2007 the Company had a receivable due from Northern Capital Management, Inc., in the amount of $22,529. The total expenses reimbursed by the Company to Northern Capital Management, Inc. were $114,640 and $186,995 for the years ended December 31, 2008 and 2007, respectively.

Continued

5. Federal Income Taxes:

Differences between actual federal income taxes and anticipated federal income taxes at statutory rates result principally from nondeductible expenses for federal income tax purposes. Federal income tax expense for the year ended December 31, 2008 and 2007 was $9,749 and $3,370, respectively. The Company also has an unused capital loss carryforward of $344 which expires in 2012. This capital loss carryforward can only be used to offset realized capital gains. Accordingly, a deferred tax asset has not been recognized.

McDIRMID, MIKKELSEN & SECREST, P.S.
Certified Public Accountants

K. McDirmid
. Mikkelsen
th E. Secrest
ı A. Simer
v J. McDirmid
M. Harper
\. Schmidt

926 W. Sprague, Suite 300
Spokane, WA 99201.4000
509.747.6154
FAX 509.838.0508
www.mmsps.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
W.F.C.G. Securities, Inc.
Spokane, Washington

We have audited the accompanying financial statements of W.F.C.G. Securities, Inc. as of and for the year ended December 31, 2008 and have issued our report thereon dated February 26, 2009. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, and 3 are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McDirmid, Mikkelsen & Secrest P.S.

February 26, 2009
Spokane, Washington

W.F.C.G. SECURITIES, INC.

SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2008

Net capital:		
Stockholder's equity:		
Common stock	$ 80	
Additional paid-in capital	6,280	
Retained earnings	212,339	
Total stockholder's equity		**$ 218,699**
Deductions:		
Non-allowable assets:		
CRD cash account	58	
Commission receivables	42,384	
Officer advance	55,246	
Receivable from related party	22,529	
Property and equipment	2,004	
		122,221
Net capital before haircut on securities position		**96,478**
Haircuts on securities		**6,147**
Net capital		**90,331**
Minimum net capital required		**5,000**
Excess net capital		**$ 85,331**
Aggregate indebtedness:		
Commissions payable		**$ 1,239**
Accrued overhead payable		**2,500**
Federal income taxes payable		**9,749**
Business and payroll taxes payable		**1,324**
		$ 14,812
Ratio of aggregate indebtedness to net capital		**.16 to 1**

W.F.C.G. SECURITIES, INC.

SCHEDULE 3
RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART II OF FORM X-17A-5
December 31, 2008

Net capital:	
Net capital as reported on FOCUS REPORT	**$ 100,192**
Audit adjustments:	
Increase in business taxes payable	**(377)**
Additional disallowed trails receivable	**(461)**
Increase in federal income taxes payable	**(9,023)**
Net capital which should have been reported	**$ 90,331**
Net capital as computed on page 10	**$ 90,331**

Aggregate indebtedness:	
Aggregate indebtedness as reported on FOCUS REPORT	**$ 5,412**
Audit adjustments:	
Increase in business and payroll taxes	**377**
Increase in federal income taxes payable	**9,023**
Aggregate indebtedness which should have been reported	**$ 14,812**
Aggregate indebtedness as computed on page 10	**$ 14,812**

McDIRMID, MIKKELSEN & SECREST, P.S.
Certified Public Accountants

James K. McDirmid
Chris D. Mikkelsen
Kenneth E. Secrest
William A. Simer
Andrew J. McDirmid
Marcie M. Harper
Keith A. Schmidt

926 W. Sprague, Suite 300
Spokane, WA 99201.4000
509.747.6154
FAX 509.838.0508
www.mmsps.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROLS REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

Board of Directors
W.F.C.G. Securities, Inc.
Spokane, Washington

In planning and performing our audit of the financial statements and supplemental schedules of W.F.C.G. Securities, Inc. as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11).
2. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
3. Complying with the requirements of for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are

Continued

executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in a more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McDirmid, Mikkelsen, & Secrest, P.S.

February 26, 2009
Spokane, Washington

W.F.C.G. SECURITIES, INC.

FINANCIAL STATEMENTS
for the years ended
December 31, 2008 and 2007

McDIRMID, MIKKELSEN & SECREST, P.S.
Certified Public Accountants